

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

R. Elaine Lintecum
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacaramento, CA 95816

  Re: The McClatchy Company
    Form 10-Q for the Quarter Ended September 30, 2018
    File No. 001-38200

Dear Ms. Lintecum:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure